STATE OF MONTANA
SECRETARY OF STATE
AMENDED ANNUAL REPORT

STATE OF MONTANA
-FILED-
SECRETARY OF STATE
File Number: 17116716
Date Filed: 3/10/2026 8:32:25 AM

Filing Fees & Processing Options

Fees and Processing Options	Standard Processing - $20.00 - Amended Annual Reports are auto-filed

Filing Effective Date

The annual report will be effective when filed.

Business Type

Business Type	Domestic Profit Corporation
Business Sub-Type	General For Profit Corporation

Business Name

Name of Business Entity	Montana Critical Metals Inc
The file number of this entity on the records of the Montana Secretary of State is	D1416656
Country of Organization	United States
State of Organization	Montana
Annual Report Year	2026
Business Purpose	Recovery of critical metals and materials from waste streams such as coal ash and other landfill-bound materials.

Shares

Share Type	Series	Shares Authorized	Shares Issued	Share Par Value
Common	Net Capital Series A	4,000,000	0	.001
Common	Founders	6,000,000	6,000,000	.001

Business Mailing Address of Principal Office

Address	2206 MISSOULA AVE MISSOULA, MT 59802

Business Physical Address of Principal Office

Address	BRADLEY LAYTON 1500 CLARK FORK LN SUITE 1 MISSOULA, MT 59808

The registered agent on record is:

Registered Agent	BRADLEY E LAYTON Non-Commercial Registered Agent Agent Number RA00068047 Email Address blay@alum.mit.edu Website Physical Address 8 COLUMBINE RD MISSOULA, MT 59802 Mailing Address 8 COLUMBINE RD MISSOULA, MT 59802

Select the Type of Change

Page 1 of 2

Select one if a registered agent change is needed:

Directors

Full Name	Business Mailing Address	Position	Email Address
Bradley Edward Layton	8 COLUMBINE ROAD MISSOULA, MT 59802	Director	blay@alum.mit.edu
Willard Neeley	LORI RHEIN 79A WOOD AVE MASTIC, NY 11950	Director	wneeley@gmail.com
Thomas Heiser	TOM HEISER 3050 FIVE FORKS TRICKUM RD D476 LILBURN, GA 30047	Director	tom.heiser@heiserpartners.com
Mike Holecek	2130 TAMARACK WHITEFISH, MT 59937	Director	mkholecek412@gmail.com
David H Westfall	11565 NINEBARK WAY TURAH, MT 59825	Director	DAVE.WESTFALL@MONTANACRITICALMETALS.COM

Officers

Full Name	Business Mailing Address	Position	Email Address
Willard Neeley	LORI RHEIN 79A WOOD AVE MASTIC, NY 11950	Secretary	wneeley@gmail.com
Bradley Edward Layton	8 COLUMBINE ROAD MISSOULA, MT 59802	President	blay@alum.mit.edu
Mike Holecek	2130 TAMARACK WHITEFISH, MT 59937	Vice-president	mkholecek412@gmail.com
Dave Westfall	11565 NINEBARK WAY CLINTON, MT 59825	Treasurer	dave.westfall@montanacriticalmetals.com

Declarations

☒ I understand that the information I enter into the online system is public information and will appear online and on copy requests exactly as I key it into the system.

☒ I have been authorized by the business entity to file this document online.

☒ I, HEREBY SWEAR AND/OR AFFIRM, under penalty of law, including criminal prosecution, that the facts contained in this document are true. I certify that I am signing this document as the person(s) whose signature is required, or as an agent of the person(s) whose signature is required, who has authorized me to place his/her signature on this document.

Signature

Signer's Capacity	Sign Here	Date
Self	*Bradley Edward Layton*	*03/10/2026*

Position: President

Daytime Contact

Phone Number: (406) 203-2365

Email: blay@alum.mit.edu

B1598-8221 03/10/2026 8:32 AM Received by MT Secretary of State Christi Jacobsen

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16002995

B1205-9209 03/7 2026 10:01 AM Received by MT Secretary of State Christi Jacobsen

STATE OF MONTANA

SECRETARY OF STATE

ARTICLES OF INCORPORATION FOR DOMESTIC PROFIT CORPORATION

FILING FEE: $35.00

For Office Use Only
STATE OF MONTANA
-FILED-
SECRETARY OF STATE
File Number: 16002995
Date Filed: 1/24/2024 10:01:45 AM

Filing Fees & Processing Options

Fees and Processing Options	Standard Processing - $35.00 - Up to 7-10 business days processing

Filing Effective Date

The corporation will be effective:	when filed with the Secretary of State

Corporate Type

Corporation Type	General For Profit Corporation

Corporate Name

Entity name	Montana Critical Metals Inc

Term

Term Expiration	Perpetual / Ongoing

Business Purpose

Purpose	Recovery of critical metals and materials from waste streams such as coal ash and other landfill-bound materials.

Business Mailing Address of Principal Office

☒ Add Postal Address

Address	2206 MISSOULA AVE MISSOULA, MT 59802

Business Physical Address of Principal Office

☒ Add Physical Address

Address	BRADLEY LAYTON 1500 CLARK FORK LN SUITE 204 MISSOULA, MT 59808

Shares

Share Type	Series	Shares Authorized	Shares Issued	Share Par Value
Common	Net Capital Series A	4,000,000	0	2.00
Common	Founders	6,000,000	6,000,000	2.00

Registered Agent In Montana

Registered Agent

BRADLEY E LAYTON
Non-Commercial Registered Agent
Agent Number
RA00068047
Email Address
blay@alum.mit.edu
Website
Physical Address
8 COLUMBINE RD
MISSOULA, MT 59802
Mailing Address
8 COLUMBINE RD
MISSOULA, MT 59802

☒ The appointment of the registered agent listed above is an affirmation by the represented entity that the agent has consented to serve as a registered agent.

Incorporators

Name Of Individual Or Business Entity	Business Mailing Address	Email Address
Bradley E Layton PHD PE MLE	8 COLUMBINE ROAD MISSOULA, MT 59802	blay@alum.mit.edu

Directors

Full Name	Business Mailing Address	Position	Email Address
None Entered			

Officers

Full Name	Business Mailing Address	Position	Email Address
None Entered			

Declarations

☒ I understand that the information I enter into the online system is public information and will appear online and on copy requests exactly as I key it into the system.

☒ I have been authorized by the business entity to file this document online.

☒ I, HEREBY SWEAR AND/OR AFFIRM, under penalty of law, including criminal prosecution, that the facts contained in this document are true. I certify that I am signing this document as the person(s) whose signature is required, or as an agent of the person(s) whose signature is required, who has authorized me to place his/her signature on this document.

Signature

Self — Signer's Capacity

Bradley Layton — Sign Here

01/24/2024 — Date

Position: Incorporator

Daytime Contact

Phone Number: (406) 203-2365

Email: blay@alum.mit.edu

B1205-9210 01/24/2024 10:01 AM Received by MT Secretary of State Christi Jacobsen

Page 2 of 2